Exhibit 1

FOR IMMEDIATE RELEASE

July 15, 2004

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp

Notice of Determination of Exercise Price, Etc. of Stock Options
in the Form of New Share Subscription Rights

Notice is hereby given that at the meeting of the Board of Directors of NISSIN CO., LTD. (the “Company”) held on July 6, 2004, the specific conditions were determined in respect of the new share subscription rights to be issued as stock options pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan, as described below:

Description

1.	Date for the issuance of new share subscription rights:

July 15, 2004.

2.	Total number of new share subscription rights to be issued:

66,600 rights. (Number of shares subject to each new share subscription right: 100 shares)

3.	Class and number of shares subject to new share subscription rights:

6,660,000 shares of common stock of the Company.

4.	Amount to be paid upon exercise of a new share subscription right:

Amount for each new share subscription right: ¥50,000

Paid-in Amount per share (Exercise Price): ¥500

The Exercise Price is the amount equivalent to the closing share price for a share of common stock of the Company on the Tokyo Stock Exchange on July 15, 2004.

5.	Aggregate issue price of the shares to be issued upon exercise of the new share subscription rights:

¥3,330,000,000.

6.	The issue price of the shares issued upon exercise of the new share subscription rights to be recognized as capital:

¥250 per share.

[For reference]

1.	Date of the resolution of the Board of Directors for submission of the relevant proposal to the Ordinary General Meeting of Shareholders:

May 18, 2004.

2.	Date of the resolution of the 45th Ordinary General Meeting of Shareholders:

June 22, 2004.

3.	Date of the resolution of the Board of Directors for the issuance of the new share subscription rights:

July 6, 2004.

(over)